

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Charles Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue, No. 124
Silver Spring, MD 20910

> **Re: BTCS Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted July 23, 2025**
> **CIK No. 0001436229**

Dear Charles Allen:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Brian Bernstein